EXHIBIT 77C
FLAHERTY & CRUMRINE PREFERRED INCOME FUND INCORPORATED
(the "Fund")

Meeting of Shareholders
On April 18, 2013, the Fund held its Annual Meeting of
Shareholders (the "Annual Meeting") for the following purpose: election of Directors of the Fund ("Proposal
1"). The proposal was approved by the shareholders and the results of the voting are as follows:

Proposal 1: Election of Directors.

Name                  For           Withheld

Morgan Gust        9,090,870         319,518

Donald F. Crumrine, David Gale, Karen H. Hogan and Robert
F. Wulf continue to serve in their capacities as Directors of the Fund.